CERTIFICATE OF QUALIFIED PERSON
Armando Simón, Ph.D., Principal Geologist, R.P.Geo, (AIG)
2020 Winston Park Drive, Suite 700
Oakville, Ontario, Canada, L6H 6X7.
Tel. (905)-829-5399, ext. 1-2667; Fax (905)-829-3633
armando.simon@amec.com

I, Armando Simón, Ph.D., R.P.Geo (AIG), am a Principal Geologist with AMEC Americas Limited.

This certificate applies to the Technical Report entitled “NI 43-101 Technical Report and Preliminary Assessment on the Young-Davidson Property, Matachewan, Canada”, with an effective date of 1 April 2008.

I graduated from the University of Bucharest with a Bachelor of Engineering degree in Geology and Geophysics in 1974, and a Doctorate of Engineering in 1985. I am a Registered Professional Geologist of the Australian Institution of Geoscientists (AIG # 10053).

Since 1974, I have continually been involved in mineral exploration projects for precious and base metals and industrial minerals in Argentina, Brazil, Canada, Colombia, Cuba, Chile, Eritrea, Ethiopia, Guyana, Jamaica, Madagascar, Mexico, Nicaragua, Peru, Portugal, Romania, Russia and Vietnam.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101 for this report.

I visited the Young-Davidson Property from 5 to 8 May 2008. I am responsible for the preparation of the whole or parts of the sections 7 to 14.0, 17.1, 20.2 to 20.5 and 21.1 of the Technical Report entitled “NI 43-101 Technical Report and Preliminary Assessment on the Young-Davidson Property, Matachewan, Canada”, with an effective date of 1 April 2008.

I am independent of Northgate Minerals Corporation as independence is described by Section 1.4 of NI 43-101.

I have read National Instrument 43-101 and Form 43-101FI, and this report has been prepared in compliance with that instrument and form.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

“Signed and Sealed”

Armando Simón, Ph.D., R.P.Geo Principal Geologist Dated 8 August 2008

AMEC Americas Limited 2020 Winston Park Drive, Suite 700 Oakville, ON L6H 6X7 Tel (905) 829-5400 Fax (905) 829-3633	www.amec.com